Exhibit 99.1

MANITOBA CELEBRATES SNOW LAKE LITHIUM’S STUDY TO ESTABLISH STRATEGICALLY CRUCIAL PLANT IN PROVINCE

●	Snow Lake Lithium has commissioned a scoping study to assess the proposed lithium hydroxide plant in South Manitoba

●	Scoping study is the next significant step in Snow Lake Lithium’s ambitions to secure domestic lithium hydroxide supply to the North American electric vehicle industry

●	Located just 700km from Snow Lake Lithium’s mine, CentrePort Canada, the location of the proposed plant, is ideally located with direct access to North American automotive manufacturers by air, rail and road

●	Snow Lake Lithium is working in partnership with Manitoba Province, CentrePort and Primero to deliver the scoping study

Media assets can be downloaded here: https://tinyurl.com/2zk2k32w

MANITOBA, CAN, April 11, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), has commissioned a scoping study to assess the proposed creation of a Lithium Hydroxide Plant in South Manitoba. The study is a strategically important step towards creating North America’s first fully renewable and fully electric, integrated lithium processing operation which is crucial for the future of the electric vehicle industry.

Starting in April 2022, the scoping study will accelerate the company towards commercialized lithium production from both Snow Lake Lithium’s mine and the proposed lithium hydroxide plant in CentrePort Canada in Southern Manitoba. The study will identify the technologies, innovations, skills and potential partners required to deliver a world-class lithium hydroxide plant within the Manitoba province.

Welcoming the study, the Premier of Manitoba, the honorable Heather Stefanson, remarked, “Manitoba has the opportunity to be at the vanguard of the global initiative of achieving a carbon neutral economy. With our bountiful natural resources and clean energy, we are in the perfect position to leverage the province into a strategic role in the North American electrification supply chain. Snow Lake Lithium’s vision for developing a green ecosystem in our province will provide Manitoba with the platform for creating jobs and value with a focus on the future.”

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

With demand for electric vehicles growing rapidly, the global automotive and energy storage industries will be competing to access raw materials, especially lithium, that is a crucial component of batteries.

Just 700km from CentrePort Canada, Snow Lake Lithium is creating the world’s first all-electric, fully renewable lithium mine. The addition of a lithium hydroxide plant will enable the seamless integration of the domestic supply of this critical resource to the North America electric vehicle industry.

Philip Gross, CEO of Snow Lake Lithium, commented, “This is a critical opportunity for Manitoba to play a significant role in building out a full ecosystem to support the electrification of the North American automobile fleet. Now more than ever, we must commit ourselves to securing our domestic critical raw materials that will protect our jobs from geopolitical shocks and ensure the uninterrupted growth of our industries as we transition to a post carbon economy. Lithium hydroxide is the foundation of the EV battery technology and, as of today, North America has no production on which to rely for the substantial industry commitments to electrification. Snow Lake is committed to being a part of the solution while at the same time ensuring the highest standards of carbon neutral and fully renewable lithium.”

The plant’s proposed location is CentrePort Canada, North America’s largest trimodal inland port and Foreign Trade Zone. CentrePort Canada connects to major national and international trade gateways as well as being the only inland port in Canada with direct access to trimodal transportation – truck, rail and air cargo. This unique location means that Snow Lake Lithium is connected to all the major auto manufacturers across North America, reducing supply chain costs and emissions as well as delivering a secure and seamless lithium supply chain from rock to road. CentrePort Canada offers 20,000 acres of high-quality, affordable industrial land and benefits from its strategic geographic location in Winnipeg, Manitoba and the Rural Municipality of Rosser, within the capital region of Winnipeg.

“CentrePort Canada is well positioned to support Snow Lake’s ambition of creating a Manitoba-centric, electric vehicle supply chain,” said Diane Gray, President and CEO of CentrePort Canada Inc. “Leveraging CentrePort Canada’s centralized location, access to trimodal transportation, state-of-the-art infrastructure and green energy aligns with Snow Lake’s EV supply chain vision and will have a tremendous impact on job creation and economic growth in Manitoba.”

Snow Lake Lithium has contracted Primero to deliver the Scoping Study of the Lithium Hydroxide Plant in Southern Manitoba. Primero brings world-class, hands-on lithium experience through its vertically integrated project management across the global resources industry.

Primero’s General Manager Americas, Alexandre Roy, commented “The roll out of lithium conversion facilities in North America is the first step towards establishing a domestic supply chain capable of supporting the electrification process that is currently underway. We look forward to working with Snow Lake and the Government of Manitoba in designing and developing this exciting project.”

Snow Lake Lithium currently has an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O with plans to expand the resource based on the current active drilling campaign as previously announced in the recent winter drilling program update (March 10, 2022 – Snow Lake Announces Significant Progress Update for Winter Drilling Campaign).

The scoping study will start in April 2022 and is expected to be completed by Spring 2023. In parallel with this, Snow Lake Lithium will will continue its engineering evaluation and drilling programme across its Thompson Brothers Lithium Project site, with the expectation that the mine will transition to commercial production in late 2024.

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

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